

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2018

Lloyd A. Hajdik
Chief Financial Officer
Oil States International, Inc.
Three Allen Center
333 Clay Street, Suite 4620
Houston, TX 77002

Re: Oil States International, Inc.
Form 10-K for the Fiscal Year ended December 31, 2017
Filed February 20, 2018
File No. 001-16337

Dear Mr. Hajdik:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources